SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of August, 2005



                               CP SHIPS LIMITED

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                (Translation of Registrant's Name Into English)

 2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom

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                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F              Form 40-F     X
              ----                        -

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes           No    X
        ------           -

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954

                               Page 1 of 8 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CP SHIPS LIMITED
                                               (Registrant)

Date:  22 August 2005
                                               By:  /s/ JOHN BAKER
                                                    --------------------------
                                                    Name:  John Baker
                                                    Title:  Secretary



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                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                   Page
----------------------                                                   ----

     10.1   Press Release of CP Ships Limited "CP SHIPS                  4
            ACCEPTS OFFER FOR US$2 BILLION IN CASH", dated 21 August 2005



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

                                                                  Exhibit 10.1


                CP SHIPS ACCEPTS OFFER FOR US$2 BILLION IN CASH


GATWICK, UK (21st August 2005) - The CP Ships Limited Board of Directors has unanimously recommended that shareholders accept an offer from TUI AG to acquire CP Ships in an all-cash transaction for US $21.50 per share or about $2.0 billion on a fully diluted basis. Including the assumption of net debt of $0.3 billion at 30th June 2005, the transaction has a total value of $2.3 billion.

The offer price represents a premium of about 28% over CP Ships average closing share price over the past three months.

TUI, the parent of Hapag-Lloyd, plans to combine Hapag-Lloyd and CP Ships to create the world's fifth-largest container shipping company with a fleet of 139 ships (and a further 17 on order) for a capacity of approximately 400,000 teu on over 100 routes spanning the globe. Before the effects of consolidation, the combined shipping business would have had sales of approximately $7.0 billion and EBITDA of $731 million in 2004.

"Having improved the performance of the business after a difficult 2004, the Board undertook a review of our business and its potential opportunities. This transaction represents immediate and attractive value for our shareholders and the Board has recommended it unanimously," commented CP Ships CEO Ray Miles.

"The combination of Hapag-Lloyd and CP Ships will create a company with the strength and scale to compete effectively in an industry where consolidation is changing the landscape. Furthermore, the combined company will offer enhanced resources and opportunities for both CP Ships and Hapag-Lloyd's customers and employees," said Michael Behrendt, Hapag-Lloyd CEO.



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

"This transaction will enhance growth opportunities over the longer term and will enhance value for TUI's shareholders through CP Ships' earnings potential and the realization of synergy potential in operations and ship networks," said Dr Michael Frenzel, TUI CEO. "Our enlarged shipping business will be well positioned to take advantage of the strong long term growth dynamics in the container shipping industry. This is both a compelling financial and strategic opportunity for us."

TUI's offer to acquire CP Ships is subject to customary closing conditions including acceptance by shareholders representing two thirds of the outstanding CP Ships shares and the receipt of necessary regulatory approvals in Canada, the United States, Europe and certain other countries.

TUI has secured necessary bank financing to fund the offer. The transaction is expected to close during the fourth quarter of this year.

CP Ships shareholders are advised to read the TUI Offer and Circular, the CP Ships Directors' Circular recommending acceptance and other offer documentation, all expected to be available within the next two weeks and which will be filed with the Canadian securities commissions and the United States Securities and Exchange Commission, as they will contain important information. Shareholders then will be able to obtain a copy of the material at the Canadian SEDAR web site at www.sedar.com and at the SEC's web site at www.sec.gov.

CP Ships management will discuss TUI's offer in a conference call and presentation with the investment community on 22nd August 2005 at 3:00 pm London, UK time, 10:00 am EDT. The conference call will be webcast live on the CP Ships website, www.cpships.com, where it will also be available in archive. In addition, parties may join the call on a listen-only basis by calling 1
(800) 262 1292 (toll-free in Canada and the US).

ABOUT CP SHIPS

One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets:
TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 38 services in 22 trade lanes. At 30th June 2005, CP Ships' vessel fleet was 82 ships and its container fleet 441,000 teu. Volume in



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2004 was 2.3 million teu. CP Ships also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships is listed on the Toronto and New York stock exchanges under the symbol TEU and also in the S&P/TSX 60 Index of top Canadian publicly listed companies.

ABOUT TUI

TUI is the European market leader in tourism and, through its wholly owned subsidiary, Hapag-Lloyd, is a leading player in the global market for container shipping.

The tour operators of TUI operate in 17 European countries. In 2004, the Group had around 18 million customers. TUI now includes about 3,290 travel agencies, 120 aircraft, 42 incoming agencies and 285 hotels with approximately 163,000 beds in 28 countries.

TUI provides its customers with holidays from a single source - from booking in a travel agency, flights, accommodation in the Group's own hotels and customer-care provided by the Group's own incoming agencies. This vertical integration strategy covers the whole value chain in the source markets (sales markets) and the destinations (holiday areas) and provides its customers with high standards of quality from start to finish.

Through its wholly owned subsidiary, Hapag-Lloyd, TUI operates one of the world's leading container shipping companies and also operates a fleet of four Cruise liners.

The container shipping operation, with 57 container ships, specializes in complex, wide-ranging logistics services. The container ships primarily supply the main routes between Europe and Asia, Europe and North America and North America and Asia. Hapag-Lloyd's container shipping operation transported 2.4 million TEU world-wide in 2004.

The cruise ship division is the leading "premium and luxury cruise" tour operator in German-speaking countries. The cruise liners including the 5-star-plus "MS Europa" are at home on all the world's oceans.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking information and statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating but not limited to,



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operations, anticipated or prospective financial performance, results of operations, business prospects and strategies of CP Ships. Forward-looking information typically contains statements with words such as "consider," "anticipate," "believe," "expect," "plan," "intend," "likely" or similar words suggesting future outcomes or statements regarding an outlook on future changes in volumes, freight rates, costs, achievable cost savings, the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenue, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.



Although CP Ships believes it has a reasonable basis for making the forecasts or projections included in this report , readers are cautioned not to place undue reliance on such forward-looking information. By its nature, the forward-looking information of CP Ships involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies; general global, political and economic and business conditions, including the length and severity of any economic slowdown in the countries and regions where CP Ships operates, including seasonality, particularly in the United States, Canada, Latin America, Australasia, Asia and Europe; the effects of competition and pricing pressures; changes in freight rates; industry over-capacity; changes in demand for container shipping; congestion; availability and cost of chartered ships; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws; difficulties in achieving cost savings; currency exposures and exchange rate fluctuations, fuel price and interest rate fluctuations; changes in access to capital markets and other sources of financing; various events which could disrupt operations, including war, acts of terrorism, severe weather conditions and external labour unrest, all of which may be beyond CP Ships' insurance coverage; compliance with security measures by governmental and industry trade practice groups, the outcome of civil litigation related to CP Ships' restatement of financial



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results and the impact of any resulting legal judgments, settlements and expenses, and CP Ships' anticipation of and success in managing the risks associated with the foregoing.

The above list of important factors affecting forward-looking information is not exhaustive, and reference should be made to the other risks discussed in CP Ships' filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission. CP Ships undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.

                               CP SHIPS CONTACTS
                                   Investors
                                  Jeremy Lee
                          Telephone: + 1 514 934 5254
                            Mobile: +1 514 502 3112
                            jeremy.lee@cpships.com

                                     Media
                                Elizabeth Canna
                        Telephone: +44 (0)1293 861 921
                          Mobile: +41 (0)79 691 3764
                          elizabeth.canna@cpships.com

                                 TUI CONTACTS
                                   Investors
                                Bjorn Beroleit
                          Telephone: +49 511 566 1310
                           Mobile: +49 172 808 3023
                            bjoern.beroleit@tui.com

                                     Media
                                 Kuzey Esener
                          Telephone: +49 511 566 1487
                             kuzey.esener@tui.com

                          Klaus Heims, Hapag-Lloyd AG
                          Telephone: +49 40 3001 2263
                           Mobile: +49 172 447 0135
                              klaus.heims@hlag.de

                          Ian Blair, Hill & Knowlton
                          Telephone: +1 416 413 4694
                            Mobile: +1 416 522 0717
                         ian.blair@hillandknowlton.ca



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